UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Taiwan Liposome Company, Ltd.

(Name of Issuer)

Common Shares, par value NT$10 per share

American Depository Shares each representing Two Common Shares

(Title of Class of Securities)

874038102**

(CUSIP Number)

Baker McKenzie LLP

Attn: Roger Bivans

1900 North Pearl

Suite 1500

Dallas, TX 75201

(214) 978-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the Issuer’s American Depository Shares. Each American Depository Share represents two Common Shares.

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Chang-Hai Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 5,302,946 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 5,302,946 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Yuhua Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 3,408,200 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 3,408,200 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Taiping Wu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 2,247,820 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 2,247,820 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Yanhui Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 884,130 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 884,130 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Chinnu Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,494,972 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 1,494,972 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Chinpen Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 2,689,234 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 2,689,234 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Chenghsien Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,339,958 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 1,339,958 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Tienhuo Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,844,332 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 1,844,332 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons George Yeh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,353,753 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 1,353,753 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Leemei Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,089,954 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 1,089,954 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Topmunnity Therapeutics Taiwan Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 263,905 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 263,905 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Champions Management Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 0 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 0 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Hongtai Investment Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 0 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 0 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No.874038102

(1)	Names of reporting persons Keelung Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,974,453 Common Shares
shares beneficially owned by	(8)	Shared voting power 23,893,657 Common Shares
each reporting person	(9)	Sole dispositive power 1,974,453 Common Shares
with:	(10)	Shared dispositive power 23,893,657 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 23,893,657 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

28.39% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2020.

(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

Certain common shares, par value of NT$10 each (the “Common Shares”) and American Depository Shares (“ADS”), each representing two Common Shares,, of Taiwan Liposome Company, Ltd., a company limited by shares organized under the laws of Taiwan (the “Issuer”), to which this statement on Schedule 13D (this “Statement”) relates, were previously reported by Chang-Hai Lin, a Reporting Person, on a Schedule 13G filed with the Securities and Exchange Commission.

On July 5, 2021, (a) Teal Sea Holding Corp., an exempted company organized under the laws of Cayman Islands (“Teal Sea”), (b) TLC BioSciences Corp., an exempted company organized under the laws of Cayman Islands, (c) Sea Crest Holding Corp., an exempted company organized under the laws of Cayman Islands (“Cayman 2”), (d) Woods Investment Company, Ltd. (), a limited liability company organized under the laws of Taiwan (“Bidco”), (e) each of Chang-Hai Lin, Yuhua Lin, Chenghsien Lin, Tienhuo Chen, Chinpen Lin, Taiping Wu, Chinnu Lin and Yanhui Lin (each, a “Major Shareholder”, and collectively, the “Major Shareholders”), (f) Dr. Keelung Hong and George Yeh (each, a “Management Party”, and collectively, the “Management Parties”) and (g) and PAG Growth Lynx Holding (BVI) Limited, a limited liability company organized and existing under the laws of British Virgin Islands (“PAG”), entered into a securities purchase agreement (the “Purchase Agreement”). The Purchase Agreement is included in this filing as Exhibit 99.2.

On or around July 5, 2021, Bidco and the Issuer entered into a share swap agreement, pursuant to which Bidco will issue Series B special shares (“Bidco Series B Special Shares”) to the shareholders of the Issuer (including certain Reporting Persons) in exchange for all of the issued Common Shares in a share swap transaction under the laws of Taiwan (the “Share Swap”) and the Issuer will become wholly owned by Bidco at the completion of the Share Swap. At the completion of the Share Swap, Bidco will issue one Bidco Series B Special Share in exchange for each issued and outstanding Common Share.

In accordance with the terms of Bidco Series B Special Shares, each holder will have the right to convert Bidco Series B Special Shares into the same number of common shares, par value NT$10 per share, issued by Bidco (“Bidco Common Shares”) within a certain period, and the remaining Bidco Series B Special Shares will be redeemed by Bidco for cash payments after the end of such period (the “Bidco Share Redemption”) at a redemption price of NT$100 per share (the “Bidco Redemption Price”).

Each of the Major Shareholders, George Yeh and certain other shareholders of the Issuer and investors have  entered into an investment agreement with Bidco (the “Investment Agreement”), pursuant to which each such shareholder agrees to subscribe to and purchase Series A-1, A-2 and A-3 special shares of Bidco (the “Bidco Series A-1, A-2 or A-3 Special Shares”, as applicable, and together, “Bidco Series A Special Shares”) in a total amount equal to NT$1,567,000,000, for the purpose of funding the redemption by BidCo of the Bidco Series B Special Shares issued for the Share Swap.  The form of Investment Agreement is included in this filing as Exhibit 99.3.

After the completion of the Share Swap and the Bidco Share Redemption, each holder of Bidco Common Shares and Bidco Series A Special Shares, including each of the Major Shareholders and the Management Parties and each other holder of Bidco Series B Special Shares who elects to convert into Bidco Common Shares (each such holder, a “Rollover Shareholder”), will participate in a series of rollover transactions such that (i) the Bidco Common Shares and Bidco Series A-1 Special Shares held by each of the Major Shareholders and the Management Parties will be rolled over into the same number of ordinary shares and Series A preferred shares, respectively, issued by Teal Sea, and (ii) the Bidco Common Shares, Bidco Series A-2 Special Shares and Bidco Series A-3 Special Shares held by the Rollover Shareholders other than the Major Shareholders and the Management Parties (the “Other Rollover Shareholders”) will be rolled over into the same number of ordinary shares, Series A preferred shares and Series B preferred shares, respectively, issued by Cayman 2 (the “Rollover Transactions”).

At the completion of the Rollover Transactions, the Rollover Shareholders will own all of the issued shares of Teal Sea and Cayman 2, which will own all of the issued shares of TLC BioSciences, which in turn will own all of the issued shares of Bidco.

After the completion of the Rollover Transactions, subject to the conditions set forth in the Purchase Agreement, TLC BioSciences will allot and issue to PAG a certain number of Series A-1 preferred shares, par value of US$0.0001 each, of TLC BioSciences (the “Series A-1 Preferred Shares”) in consideration of the surrender of an exchangeable note to be entered into among Teal Sea, TLC BioSciences and PAG (the “Note”).

In preparation for the Bidco Share Redemption, Teal Sea has agreed to issue and sell to PAG the Note, which is exchangeable into Series A-1 Preferred Shares, in the principal amount of US$36 million. The proceeds from the sale of the Note will be used by Teal Sea to extend a loan to TLC BioSciences, which will in turn be used by TLC BioSciences to extend a loan to Bidco, which will be used by Bidco to fund part of the consideration payable for the Bidco Share Redemption. The remaining portion of the consideration payable by Bidco for the Bidco Share Redemption will be funded by the Major Shareholders and certain Other Rollover Shareholders (as defined below) by way of subscription for Bidco Series A Special Shares in a total amount equal to NT$1,567,000,000 at a per- share subscription price equal to the Bidco Redemption Price (collectively, the “Bidco Investment”). Any amount of the Bidco Investment in excess of the total amount of cash required for the Bidco Share Redemption minus the principal amount of the Note will be returned to the Major Shareholders in redemption for Bidco Series A Special Shares based on the subscription price.

To effect the Rollover Transactions, (i) Teal Sea will borrow funds pursuant to certain bridge loans and use the proceeds to subscribe for ordinary shares (in number equal to the total number of ordinary shares issued by Teal Sea) and Series A-2 Preferred Shares (in number equal to the number of Series A preferred shares issued by Teal Sea) issued by TLC BioSciences, and (ii) Cayman 2 will borrow funds pursuant to certain bridge loans and use the proceeds to subscribe for ordinary shares (in number equal to the number of ordinary shares issued by Cayman 2), Series A-3 Preferred Shares (in number equal to the number of Series A preferred shares issued by Cayman 2) and Series B Preferred Shares (in number equal to the number of Series B preferred shares issued by Cayman 2), in each case issued by TLC BioSciences at a per-share price equal to the USD equivalent of the Bidco Redemption Price. TLC BioSciences will use the proceeds from such subscriptions to acquire all of the issued shares of Bidco from the Rollover Shareholders. The Rollover Shareholders will then use the proceeds from the sale to subscribe for ordinary shares issued by Teal Sea or Cayman 2, as applicable, except that (a) with respect to the Bidco Series A-1 Special Shares, the Major Shareholders will receive Series A preferred shares issued by Teal Sea, and (b) with respect to the Bidco Series A-2 Special Shares and Bidco Special A-3 Special Shares, the Other Rollover Shareholders will receive Series A preferred shares and Series B preferred shares, respectively, issued by Cayman 2. The Series A preferred shares of each of Teal Sea and Cayman 2 will be exchanged for Series A-2 Preferred Shares and Series A-3 Preferred Shares, respectively, of TLC BioSciences. The ordinary shares of each of Teal Sea and Cayman 2 and the Series B preferred shares of Cayman 2 will be exchanged for ordinary shares of TLC BioSciences before the completion of an initial public offering of TLC BioSciences. Teal Sea and Cayman 2 will use the proceeds of the subscription to repay the bridge loans and cause the bridge loan lender to release all security interest received on the bridge loan. The per-share price for the subscription of shares of Teal Sea, Cayman 2 or TLC BioSciences shall be equal to the USD equivalent of the Bidco Redemption Price.

The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement and the Investment Agreement, which are filed as exhibits to this Statement and incorporated herein by reference.

Item 1: Security and Issuer

This Statement relates to the Common Shares of the Issuer, which has its principal executive offices at 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City, Taiwan 11503, Republic of China (Taiwan). The Issuer’s ADS are traded on the Nasdaq Global Market under the symbol “TLC”. Each ADS represents two of the Common Shares of the Issuer.

Item 2: Identity and Background

This Statement is being filed jointly by:

•	Chang-Hai Lin;
•	Yuhua Lin;
•	Taiping Wu;
•	Yanhui Lin;
•	Chinnu Lin;
•	Chinpen Lin;
•	Chenghsien Lin;
•	Tienhuo Chen;
•	George Yeh;
•	Leemei Chen;
•	Topmunnity Therapeutics Taiwan Limited;
•	Champions Management Co., Ltd.;
•	Hongtai Investment Co., Ltd.; and
•	Keelung Hong

(collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 13, 2021, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each Reporting Person and each executive officer and director of each Reporting Person (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Considerations

The Common Shares of the Issuer that are the subject of this Schedule 13D were previously acquired by the Reporting Persons from the Issuer using personal funds. The purchases of Common Shares by Chang-Hai Lin were previously reported on a Schedule 13G filed by Chang-Hai Lin on January 13, 2020.

The information set forth under the Explanatory Note and Items 4 and 6 of this Statement is incorporated herein by reference.

Item 4: Purpose of Transaction

The Reporting Persons initially acquired the Common Shares reported in this Statement for investment purposes.

The purpose of the transactions described in this Statement is to facilitate the Reporting Persons’ directly or indirectly owning and controlling all of the Issuer’s business, operations and assets.

The information set forth under the Explanatory Note and Items 3, 5 and 6 of this Statement is incorporated herein by reference.

The Reporting Persons will update this Statement, as required by law, to report any developments in their intentions regarding this matter or other matters with respect to the Issuer.

Other than as described in this Item 4, or otherwise in this Statement, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. Each of the Reporting Persons reserves the right, in light of its, his or her ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions, its, his or her business objectives and other relevant factors, to change its, his or her plans and intentions at any time, as the Reporting Person deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Shares by the Securities Act of 1933, as amended, or other applicable law, to purchase additional Common Shares or other securities of the Issuer or sell or transfer Common Shares or other securities beneficially owned by them from time to time in public or private transactions.

Item 5: Interest in Securities of the Issuer

(a) and (b) As of the close of business on July 5, 2021, each the Reporting Persons may be deemed, individually, and the Reporting Persons may be deemed, as a group, to beneficially own an aggregate of 23,893,657 Common Shares, which represents approximately 28.39% of the 84,154,934 Common Shares as of December 31, 2020, as disclosed in the Issuer’s Annual Report on Form 20-F.

Each of the Reporting Persons and the Covered Persons directly hold and have the sole power to vote and to direct the vote of the following shares:

Name	Common Shares Beneficially Owned ((including the underlying shares represented by the American Depositary Shares))	Percentage of Common Shares Beneficially Owned
Chang-Hai Lin	5,302,946	6.30%
Yuhua Lin	3,408,200	4.05%
Taiping Wu	2,247,820	2.67%
Yanhui Lin	884,130	1.05%
Chinnu Lin	1,494,972	1.78%
Chinpen Lin	2,689,234	3.20%
Chenghsien Lin	1,339,958	1.59%
Tienhuo Chen	1,844,332	2.19%
George Yeh	1,353,753	1.61%
Leemei Chen	1,089,954	1.30%
Topmunnity Therapeutics Taiwan Limited	263,905	0.31%
Amy Huang	3,831	0.0045%
Champions Management Co., Ltd.	N/A	N/A
Amy Huang	3,831	0.0045%
Hongtai Investment Co., Ltd.	N/A	N/A
Charles Chen	N/A	N/A
Keelung Hong	1,974,453	2.35%

The Reporting Persons and the Covered Persons beneficially own an aggregate of 23,897,488 Common Shares. The Common Shares beneficially owned by the Reporting Persons and the Covered Persons represent, in the aggregate, approximately 28.39% of the outstanding Common Shares. The percentages of beneficial ownership in this Statement are based on an aggregate of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020.

(c) The information set forth under the Explanatory Note and Items 3, 4 and 6 of this Statement is incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information set forth under the Explanatory Note and Items 3, 4 and 5 of this Statement is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement and the Investment Agreement, which are filed as exhibits to this Statement and incorporated herein by reference.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Item 7: Material to be Filed as Exhibits

-	Exhibit 99.1 – Joint Filing Agreement, dated July 13, 2021, by and among the Reporting Persons.

-

Exhibit 99.2 – Securities Purchase Agreement, dated July 5, 2021, by and among Teal Sea Holding Corp., an exempted company organized under the laws of Cayman Islands, TLC BioSciences Corp., an exempted company organized under the laws of Cayman Islands, Sea Crest Holding Corp., an exempted company organized under the laws of Cayman Islands, Woods Investment Company, Ltd. (), a limited liability company organized under the laws of Taiwan, Chang-Hai Lin, Yuhua Lin, Chenghsien Lin, Tienhuo Chen, Chinpen Lin, Taiping Wu, Chinnu Lin, Yanhui Lin, Dr. Keelung Hong, George Yeh and PAG Growth Lynx Holding (BVI) Limited, a limited liability company organized and existing under the laws of British Virgin Islands.*

-

Exhibit 99.3 – Investment Agreement, dated July 5, 2021, by and among Woods Investment Company, Ltd. ()(a limited liability company limited by shares organized under the laws of Taiwan), Yuhua Lin, Chenghsien Lin, Tienhuo Chen, Chinpen Lin, Taiping Wu, Chinnu Lin, Yanhui Lin, George Yeh, Topmunnity Therapeutics Taiwan Limited (a limited liability company limited by shares organized under the laws of Taiwan), Champions Management Co., Ltd. (a limited liability company limited by shares organized under the laws of Taiwan) and Hong Tai Investment Co., Ltd. (a limited liability company limited by shares organized under the laws of Taiwan).

* Certain schedules and exhibits have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. We agree to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2021

/s/ Chang-Hai Lin

Chang-Hai Lin

/s/ Yuhua Lin

Yuhua Lin

/s/ Taiping Wu

Taiping Wu

/s/ Yanhui Lin

Yanhui Lin

/s/ Chinnu Lin

Chinnu Lin

/s/ Chinpen Lin

Chinpen Lin

/s/ Chenghsien Lin

Chenghsien Lin

/s/ Tienhuo Chen

Tienhuo Chen

/s/ George Yeh

George Yeh

/s/ Leemei Chen

Leemei Chen

Topmunnity Therapeutics Taiwan Limited

By: /s/ Amy Huang

Name: Amy Huang

Title: Director

Champions Management Co., Ltd.

By: /s/ Amy Huang

Name: Amy Huang

Title: Director

Hongtai Investment Co., Ltd.

By: /s/ Charles Chen

Name: Charles Chen

Title: Director

/s/ Keelung Hong

Keelung Hong

SCHEDULE A

Covered Persons

The following sets forth the name, position and principal occupation of each Covered Person. Each of the Covered Persons is a citizen of the Republic of China (Taiwan).

Name	Present Principal Occupation	Relationship to Reporting Persons	Business Address
Chang-Hai Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Yuhua Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Taiping Wu		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Yanhui Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Chinnu Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Chinpen Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Chenghsien Lin		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Tienhuo Chen		Reporting Person	14F-4, No. 167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
George Yeh	President of the Issuer	Reporting Person	2F, No. 3, Park St., Nangang Dist., Taipei City Taiwan
President of the Issuer
Leemei Chen		Reporting Person	2F, No. 3, Park St., Nangang Dist., Taipei City Taiwan

Name	Present Principal Occupation	Relationship to Reporting Persons	Business Address
Topmunnity Therapeutics Taiwan Limited		Reporting Person	4F-2, No. 201, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Amy Huang	Director of Topmunnity Therapeutics Taiwan Limited	Director of Topmunnity Therapeutics Taiwan Limited	4F-2, No. 201, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Champions Management Co., Ltd.		Reporting Person	4F-2, No. 201, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Amy Huang	Director of Champions Management Co., Ltd.	Director of Champions Management Co., Ltd.	4F-2, No. 201, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Hongtai Investment Co., Ltd.		Reporting Person	7F, No. 167, Lane 235, Baoqiao Rd., Xindian Dist., New Taipei City, Taiwan
Charles Chen	Director of Hongtai Investment Co., Ltd.	Director of Hongtai Investment Co., Ltd.	7F, No. 167, Lane 235, Baoqiao Rd., Xindian Dist., New Taipei City, Taiwan
Keelung Hong	Chief Executive Officer, Founder and Chairman of the Issuer	Reporting Person	2F, No. 3, Park St., Nangang Dist., Taipei City Taiwan
Chief Executive Officer, Founder and Chairman of the Issuer